TABLE OF CONTENTS

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 31, 2023

Miso Robotics, Inc.



Up to $4,878,045 of Common Stock
Plus an aggregate $121,951 in Investor Fees

Miso Robotics, Inc. (the "Company," "Miso," "we," "us," or "our"), is offering up to $4,878,045 worth of Common Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 17, 2023 (the "**Offering Deadline**"). Unless the Company raises at least the Target Amount of $25,000, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. The minimum amount of Securities that can be purchased is $1003.94 per Purchaser (which may be waived by the Company, in its sole and absolute discretion).

Each investor must invest a minimum of $1,003.94. Additionally, investors will be required to pay an Investor Fee to the Company to help offset transaction costs equal to 2.5% per investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,003.94 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions(1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$1,003.94	$85.33	$918.61

Investor Transaction Fee(3)	$25.10	-	
Target Offering Amount	$25,000	$2,125	$22,875
Maximum Offering Amount	$4, 999,996	$425,000	$4,574,996

(1) Does not include accounting fees, legal expenses, transfer agent fees, expenses of marketing the offering or escrow agent fees.

(2) In addition to the eight and one half percent (8.5%) commission on cash proceeds received in the Offering, a one-time $15,000 payment, and a $12,000 monthly maintenance fee.

(3) Investors will be required to pay an Investor Fee to the Company to help offset transaction costs equal to 2.5% per investment.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 9.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE

REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY. PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH

PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS,

WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY

FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the Company's website at www.misorobotics.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: www.invest.misorobotics.com.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Company

We have a limited operating history upon which you can evaluate our performance, and have not yet generated profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters. Our company was incorporated under the laws of the State of Delaware on June 20, 2016, and we have not yet generated profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and products. We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

Any valuation at this stage is difficult to assess. The Company has set the price of its securities in this offering at $1,003.94 plus a 2.5% Investor Transaction Fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly.The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

The auditor included a "going concern" note in its audit report. The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $45,423,112 and $25,135,863 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $94,378,371 and cash of $10,676,321, relative to negative operating cash flows of $39,939,910 in 2022. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

Our public partnerships do not guarantee revenue. Our partnership with brands such as Chipotle, Panera Bread, Inspire Brands, and White Castle do not obligate those partners to purchase any of the Company's robots. Despite significant cost of revenues and expense incurred to develop these partnerships, we may not realize sustained, or any revenue from them.

Our current and historical revenue is highly concentrated. The majority of our current and historical revenue is highly concentrated in two customers, Caliburger and White Castle. Because we have historically relied on revenue from a small number of customers and they may decide to terminate their relationships with the Company, there is a risk that the Company may see a significant decrease in revenue.

We are currently dependent on a few key personnel. Our success depends, to a large degree, on our ability to retain the services of our executive management team, whose industry knowledge and leadership would be difficult to replace. We might not be able to execute on our business model if we were to lose the services of any of our key personnel. If any of these individuals were to leave the Company unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor develops the necessary training and experience. Competition for hiring engineers, sales and marketing personnel and other qualified personnel may result in a shortfall in recruiting and competition for qualified individuals could require us to pay higher salaries, which could result in higher labor costs. If we are unable to recruit and retain a sufficient number of qualified individuals, or if the individuals we employ do not meet our standards and expectations, we may not be able to successfully execute on our business strategy and our operations and revenues could be adversely affected.

We could be adversely affected by product liability, personal injury or other health and safety issues. We could be adversely impacted by the supply of defective products. Defective products or errors in our technology could lead to serious injury by restaurant and kitchen workers. Product liability or personal injury claims may be asserted against us with respect to any of the products we supply or services we provide. It is our responsibility to have a quality management system and training procedures in place and to audit our suppliers to ensure that products supplied to our company meet proper standards. Should a product or other liability issues arise, the coverage limits under insurance programs and the indemnification amounts available to us may not be adequate to protect us against claims and judgments. We also may not be able to maintain such insurance on acceptable terms in the future. We could suffer significant reputational damage and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition and results of operations.

Certain intellectual property rights of the Company may be abandoned or otherwise compromised if the Company does not obtain additional capital. The Company may be forced to allow certain deadlines relating to its patent portfolio to pass without taking any action because it lacks sufficient funds to pay for the required actions. Specifically, certain international filing deadlines are quickly approaching as of the date of this Offering Circular and the Company lacks sufficient funds to pay the government and legal fees associated with making such filings. Additionally, certain U.S. provisional patent applications are scheduled to expire and the Company could lose its priority date with regard to the subject matter of such provisional applications in the event the Company lacks sufficient funds to pay the applicable government and legal fees

Our failure to attract and retain highly qualified personnel in the future could harm our business. As the Company grows, it will be required to hire and attract additional qualified professionals such as software engineers, robotics engineers, machine vision and machine learning experts, project managers, regulatory professionals, sales and marketing professionals, accounting, legal, and finance experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company's ability to grow and expand its business.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Our newest technology is not yet fully developed. We are still developing components of Flippy, CookRight Coffee, Chippy, and Sippy that may eventually go into mass production. We have delivered a working version of our Flippy, CookRight Coffee, and Chippy products to our corporate partners, however, we may be unable to convert our current versions to a viable product that can easily be replicated and put into mass production. Sippy is still being developed by our team and has not yet been delivered to a corporate partner for testing. Additionally, we may not be able to make a transition to mass production, either via in house manufacturing or contract manufacturers.

Some of our Officers and Directors currently hold multiple positions. Our Chairman and President James Jordan and our Vice President of Hardware Engineering and Co-Founder Rob Anderson currently serve as directors, officers, or advisors to multiple companies. Many of the companies that these individuals hold titles in are in robotics and automation, which is the same industry as Miso Robotics. Additionally, some of these companies focus on food robotics, which is the same area of focus for Miso Robotics. As such, at times there may be conflicts of interest between Miso Robotics and these other companies, including the time spent by the referenced individuals in the performance of their management duties to these other companies compared to Miso Robotics. These individuals currently spend the following numbers of hours per week on average working on Miso Robotics related activities: James Jordan, 1 day per week and Rob Anderson, 5 days per week. If our management is not able to devote a sufficient amount of time to Miso Robotics, our financial and operational performance may be negatively impacted.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors. In order to continue to operate and grow the business, we will likely need to raise additional capital beyond this current financing round by offering shares of our Common or Preferred Stock and/or other classes of equity. All of these would result in dilution to our existing investors, plus they may include additional rights or terms that may be unfavorable to our existing investor base. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

The Company may become subject to legal liability for claims brought by an employee.
On January 31, 2023, a former employee filed a legal claim against the Company in Los Angeles County Superior Court for wrongful termination. The Company denies any merit to the claim for wrongful termination and intends to defend against the action. However, in the event that the Company be found liable for wrongful termination, we may not only experience legal and financial liability, but also negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations.

Your rights as a holder of Common Stock may be limited by the number of shares held by entities affiliated with the Company's management and common shareholders. Future VC SPV, LLC and Rise of Miso, LLC collectively hold 11,905,299 shares of Common Stock. Rise of Miso, LLC is controlled by John Miller who is an investor in the Company via direct holdings and via CaliBurger's holdings and Future VC SPV, LLC is controlled by Buck Jordan, who is an investor in the Company as well as its current President. Such affiliates could substantially influence any vote that requires majority approval of the holders of Common Stock.

Risks Related to the Securities

Investors in the company's Common Stock have assigned their voting rights.

In order to subscribe to shares of Common Stock in this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the company's President. This irrevocable proxy will limit investors' ability to vote their shares of Common Stock until the events specified in the proxy, which include the company's IPO, which may never happen.

There is no current market for any shares of the Company's stock. There is no formal marketplace for the resale of the Company's Common Stock. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

Our Eighth Amended and Restated Certificate of Incorporation has a forum selection provision that requires certain disputes be resolved in the Court of Chancery of the State of Delaware, regardless of convenience or cost to interest holders. Under Article 12 of our Eighth Amended and Restated Certificate of Incorporation, stockholders are required to resolve disputes related to the governance of the Company in the Court of Chancery located in the State of Delaware. The forum selection provision applies to (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine.

Our Eighth Amended and Restated Certificate of Incorporation further provides that should the Court of Chancery in the State of Delaware not have subject matter jurisdiction over the matter, or there is an indispensable party not subject to the jurisdiction of the Court of Chancery, then the suit, action, or proceeding may be brought in the appropriate federal or state court. Under the terms of Article 12 of our Eighth Amended and Restated Certificate of Incorporation, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act of 1933 of Securities Exchange Act of 1934

The forum selection provision in our Eighth Amended and Restated Certificate of Incorporation may limit interest holders' ability to obtain a favorable judicial forum for disputes with us or our officers, directors, employees or agents, which may discourage lawsuits against us and such persons. The requirement that action to which this provision applies be heard in the Court of Chancery in the State of Delaware may also create additional expense for any person contemplating an action against the Company, or limit the access to information to undertake such an action, further discouraging lawsuits.

It is also possible that, notwithstanding the forum selection clause included in our Eighth Amended and Restated Certificate of Incorporation, a court could rule that such a provision is inapplicable or unenforceable. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic. In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Company's shares and investor demand for shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Specifically, COVID -19 may impact the production and distribution of Miso Robotics. If we are unable to produce our products due to manufacturing strains, we may not be able to distribute our product quickly and scale our business. This impact would mean we'd need to raise additional capital in order to meet our revenue targets.

Regulation Crowdfunding shares are restricted to a 12-month lock-up period.

Regulation Crowdfunding shares are restricted to a 12-month lock-up period, and therefore shares in this offering cannot be traded on a public exchange during this time.

BUSINESS

Miso Robotics, Inc. (the "Company") was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October 3, 2016. The Company develops and manufactures artificial intelligence-driven robots that assist chefs to make food at restaurants. The Company is headquartered in Pasadena, California.

In November 2021, the Company became a founding stockholder in Ally Robotics, Inc., ("Ally") a Delaware corporation whereby the Company was issued 6,600,000 shares of Ally's common stock in exchange for a 93% interest in Ally. As such, Ally became a subsidiary of the Company. As of December 31, 2022, the Company holds 55.92% interest in Ally. Ally was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry.

Miso's original mission was to create the world's first artificial intelligence-powered, autonomous, robotic kitchen assistant for commercial kitchens named "Flippy." The goal was to give "eyes" and "brains" to a robotic arm so that it could operate in commercial kitchens with real-time situational awareness and robotic controls. Since then, the Company has been rolling out its Flippy product, and has launched several early-stage "innovation" product lines as well.

Today, Miso is powered by the belief that automation is critical for the restaurant and prepared food industries due to permanent labor shortages. The Company believes that the future of food is on-demand, accessible, personalized, and scalable. Accordingly, the Company aims to build leading-edge technology platforms, which leverage artificial intelligence ("AI"), machine learning, and automation advancements.

The Company's AI-powered kitchen assistants automate the most repetitive, dangerous, and least desirable tasks in the kitchen. We believe this frees up staff to spend more time with customers, and brings more value to restaurant owners.

Miso Robotics' kitchen assistant product lines have received full certification by NSF International for meeting sanitation standards for commercial kitchen equipment, and an ETL Listed Mark by Intertek for meeting UL electrical safety standards.

Principal Products and Services

Flippy

Miso Robotics' signature product is "Flippy," a cloud-connected AI platform that performs frying tasks in commercial kitchens. The product can fry all manner of foods in numerous kitchen formats, and is designed as an AI platform boasting extensive skill sets that enable it to interact with new kitchen equipment over time as those skills are developed.

Initially, "Flippy" flipped burgers, and became our proof of concept. Flippy has since evolved from burgets into frying, which we believe presents a substantially larger addressable market and revenue opportunity. With automation, frying can be improved and optimized in the following ways: (i) temperature consistency; (ii) reduction of food waste; and (iii) increased employee safety.

The Company is developing a next generation Flippy that aims to be smaller, cheaper, faster, and more reliable. The Company believes this product will be available in the first half of 2024

Fees for Flippy typically include the following:

- A monthly "Robot as a Service" fee for Flippy operations, analytics, maintenance, and support.
- An upfront fee for shipping and installation.

The Company continues to review and update its pricing as its technology evolves.

As of July 17, 2023, the Company currently has 16 Flippy units deployed and expects to deploy an additional 9 Flippy units before the end of 2023.

<u>Early-Stage Product Lines</u>

The Company is developing several lines of early-stage products with major brand partners, including the following:

- CleanRight: An AI and computer vision product, CleanRight works to assure restaurant managers of employee compliance with handwashing and other critical food safety requirements. The Company is developing the product in conjunction with EcoLab (see *Customers* below).

- CookRight Coffee: An advanced AI platform that incorporates machine learning and sensors, CookRight Coffee allows restaurant employees to always serve the freshest coffee, and to predict demand based on location-specific trends. The product is being piloted with Panera Bread.

- Chippy: Based on technology developed for the Company's signature Flippy product, Chippy is designed to fry tortilla chips that are cooked to perfection every time. The Company is currently partnered with Chipotle to develop this early prototype.

- Sippy: The Company has developed a first prototype of an intelligence-backed, automated beverage dispenser named Sippy that intends to integrate with a restaurant's point of sales (POS) systems. The machine will be able to automatically pour drinks, and then seal and transport them to enable an easy grab-and-go format for staff.

As of July 17, 2023, the Company currently has 17 CookRight Coffee units deployed and 1 Chippy unit deployed.

Intellectual Property

Miso currently owns 24 patents in various stages, which include 8 issued, 12 published, and 4 pending. The Miso platform leverages these patents and other proprietary data, and incorporates robotics with artificial intelligence, machine learning, computer vision, and data analytics.

Our intellectual property has enabled us to develop an infrastructure for our platform that includes the following tools:

- **Miso AI:** Leveraging data from Miso products, third-party products and equipment, point-of-sale, the supply chain, labor and more, Miso AI enables people and robots to operate more efficiently by forecasting the future and improving consistency across-the-board by knowing exactly how items should be prepared.
- **Robotics Framework:** Miso's AI, machine learning, computer vision and sensor systems power robotics to optimize modern kitchens.

- **Kitchen Intelligence:** AI powered analytics track the performance of Miso products and compile equipment, product, labor and customer data into a reporting tool that provides kitchen insights.
- **Integrations:** The Miso platform integrates with existing restaurant POS systems, enterprise business intelligence tools and kitchen equipment such as fryers, hot holding, product dispensers and others.
- **Miso Fleet:** The platform has a secured infrastructure and real-time support tools to regularly deploy over-the-air updates as the system improves and gets better over time and offers live professional support.

Manufacturing

Third Party Manufacturing

Miso currently manufactures the Miso Robotics Kitchen Assistant 2.0 using a third-party manufacturing partner.

The Miso Robotics Kitchen Assistants currently uses a six-axis robotic arm. The Miso Robotic Kitchen Assistant is robotic arm agnostic and does not require a specific robotic arm manufacturer. The Miso Robotics Kitchen Assistant software platform enables the Miso Robotics Kitchen Assistant to work with any robotic arm. The components used to create the Miso Robotics Kitchen Assistant are sourced through licensed manufacturers. This allows Miso Robotics manufacturing to focus on software requirements and work closely with contract manufacturers to execute the production of Miso Robotics Kitchen Assistants. The Company is actively pursuing new vendors for the various products used to create the Kitchen Assistant.

In-House Manufacturing

Miso currently manufactures the following products in our facility. The Company's manufacturing workshop is listed with National Sanitation Foundation ("NSF") and is also part of our ETL listing through Intertek. Both listings are regulatory requirements for utilizing the Miso Robotics Kitchen Assistants in a commercial kitchen.

- CookRight
- Sippy

The strategy for manufacturing will change over time depending on production volumes and commitments. Miso's pre-production products will be produced at our manufacturing facility while the Company works on the cost and quality of the manufacturing process.

Customers

Initial Pilot Program

Prior to entering into a master services agreement ("MSA"), a customer must complete an evaluation and an initial pilot program (generally representing 1-5 units of a product). Typical terms include Miso's obligation to provide the equipment for testing, training for personnel on the operation of the equipment, and support as needed. Each customer establishes its own key performance indicators for what defines a successful evaluation of the product.

The following entities are currently participating in initial pilot programs:

NAME OF ENTITY	START DATE	PILOT PROGRAM END DATE
Chipotle	October 22, 2021	[Ongoing]
Inspire Brands (Buffalo Wild Wings)	April 1, 2021	[Ongoing]
Jack in the Box Inc.	July 27, 2021	[Ongoing]
Kuwait Food Company (Wimpy)	February 14, 2022	[Ongoing]
Panera LLC	June 30, 2021	[Ongoing]

Master Services Agreements

After a customer completes an evaluation and an initial pilot program, we may then enter into an MSA under which the customer licenses the use of a particular robot or technology for a longer period, and Miso provides the hardware, software, and support for the product. These MSAs, which govern both our later-stage pilot programs and product commercialization programs, generally include an initial multi-year term, under which Miso will invoice the customer on a monthly basis. We charge an initial fee for delivery and installation of the robot, and ongoing monthly fee. A form of the MSA is included as Exhibit 6.4 to the Offering Statement filed on October 12, 2022.

The Company has entered into MSAs with the following customers:

- Caliburger Westlake on November 30, 2021
- Caliburger Shoreline on August 31, 2021
- White Castle Systems Inc. on February 14, 2022

EcoLab Partnership

In 2023, the Company received a strategic investment from EcoLab (NYSE: ECL), a global leader offering water, hygiene, and infection prevention solutions and services that protect people and the resources vital to life. The Company is currently developing its CleanRight product in conjunction with EcoLab.

Competition

There are several competitors who have built robotic machines for use in kitchens. We believe that Miso Robotics offers a more versatile solution that better meets the needs of commercial kitchen environments. Our competitors include:

- **Nala Robotics** – A developer of kitchen automation products, including a dishwasher, a frying machine, a pizza-making station, and a fully automated multi-cuisine chef.

- **Hyphen** – Designs and builds makelines that automate food production to increase efficiency in the kitchen with less errors and lower costs.

- **Lab2Fab** – A restaurant and bar management platform that uses robotics, artificial intelligence, machine learning, and augmented reality to improve both front-of-house and back-of-house operations.

- **Picnic** – A developer of a robotic food system designed to automate the pizza-making process.

USE OF PROCEEDS

Assuming a maximum raise of $4,999,996 to the Company, the net proceeds of this offering would be approximately $4,560,000 after subtracting estimated offering costs of $440,000, not including some subscription fees to DealMaker Securities LLC in commissions. If Miso successfully raises the maximum amount under this raise, the Company intends to fund ongoing product development efforts, including manufacturing; hire additional personnel in engineering and sales; and deploy strategic marketing to bring in more leads and customers.

Assuming a raise of $2,500,000, representing 50% of the maximum offering amount, the net proceeds would be approximately $2,272,500 after subtracting estimated offering costs of $227,500, not including some subscription fees to DealMaker Securities LLC in commissions. In such an event, Miso would spend less on sales and marketing and hire fewer engineers but still be able to fund its minimum viable product and move into full production.

Assuming a raise of $250,000, representing 5% of the maximum offering amount, net proceeds would be approximately $213,750 after subtracting estimated offering costs of $36,250, not including some subscription fees to DealMaker Securities LLC in commissions.

Please see the table below for a summary our intended use of proceeds from this offering:

The Company does not intend to use any proceeds from this offering to pay back any outstanding promissory notes.

Category	If Target Offering Amount of $25,000 is Raised(1)	If $250,000 is Raised(1)	If $2,500,000 is Raised (1)	If the Maximum Amount of $4,999,996 is Raised(1)
Product Development	50%	50%	50%	50%
Non-Product Development Payroll	15%	15%	15%	15%
General Administrative	10%	10%	10%	10%
Marketing	25%	25%	25%	25%

(1) Usage is by percentage of the amount of the capital raised in the various scenarios after the reduction of the Broker and affiliates compensation, including the Investor Transaction Fee.

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Intermediary Compensation
As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC (i) a lump-sum cash fee of $15,000; (ii) a recurring cash fee of $12,000 per month for so long as the Offering is open; and (iii) a cash fee consisting of a eight and one half percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering.

DIRECTORS, OFFICERS, AND MANAGERS

Name	Position	Age	Term in Office
Executive Officers			
James Jordan	Chairman & President	43	Indefinite, appointed May 2023
Richard Hull	CEO	53	Indefinite, appointed May 2023
Chris Kruger	CTO	54	Indefinite, appointed June 2021
Directors			
Buck Jordan	Director	41	Indefinite, appointed August 2020
Joseph Essas	Director	50	Indefinite, appointed December 2019
Massimo Noja De Marco	Director	59	Indefinite, appointed November 2019

Thomas Bruderman	Director	53	Indefinite, appointed March 2020
John Miller	Director	45	Indefinite, appointed November 2022
Significant Employees			
Rob Anderson	VP of Hardware Engineering, Co-Founder	29	Indefinite, appointed September 2016

James "Buck" Jordan, Chairman

James ("Buck") Jordan founded Miso Robotics in 2016 and was a Director of the company from 2017 through March 2019. Buck is currently the acting President and Chairman of the Board of Directors of Miso Robotics. In addition to his roles at Miso, Buck has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. Prior to that, Buck was Managing Partner at an early-stage venture fund, Canyon Creek Capital, a position he has held since 2010. Buck is a technologist and early-stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high growth markets such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media, and several others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector's office, and as an Army Blackhawk Pilot.

Richard Hull, Chief Executive Officer

Richard Hull is a CEO, founder, and investor with a 25-year history of operating and scaling successful technology and media companies. He's a founder of the ViX streaming service (formerly known as Pongalo), the first and largest streaming service for Spanish speakers, which was acquired in 2021 by TelevisaUnivision. Named by Apple as its 2022 TV App of the Year, ViX features 50,000 hours of films and TV shows, exclusive live soccer, and premium original content. At TelevisaUnivision, Rich managed a $1.5 billion P&L, and led most of the company's first significant digital distribution deals with players such as Amazon, Roku, and others. For ViX, Variety awarded him its Dealmaker of the Year honors; Forbes named him to its Forbes 1000 list of America's top entrepreneurs; and OTT.X, the trade organization of Hollywood's streaming industry, awarded him its OTT.X Hero Award. Previously, Rich was founder and CEO of Avalanche! Capital, where he built a portfolio of 30 successful tech and media investments, and acted as adviser on over $1 billion of deals with Disney, Netflix, and others. In the first half of his career, Rich founded Avalanche! Entertainment, where he worked with most major U.S. studios as a film and TV producer and financier on over 25 projects that have generated hundreds of millions of dollars. The company's projects include one of the most successful teen movies in history, and earned Rich and the company numerous awards, including the NAACP Image Award, which they shared with Halle Berry.

Chris   Kruger,   Chief   Technology   Officer

Chris Kruger is the Chief Technology Officer at Miso Robotics where he oversees the development of their autonomous cooking robots as well as their computer vision and IoT based Cookright products. He is a transformational technology leader bringing extensive experience building high-performance teams, commercializing new technologies, and scaling products into the global market. Previously at iRobot, he led Floorcare Robotics Software launching new products like the Roomba i3, J7 and managing millions of connected robots in the field. He previously held multiple leadership roles at technology giants including HP, Intel, and Motorola, where he led development on game-changing products such as the Motorola RAZR, DROID, and Atrix. His products have sold over 20 million units worldwide. He holds an MBA and Bachelors from San Diego State University.

Joseph Essas, Director

Joseph Essas has been serving as Chief Technology Officer at OpenTable (part of Booking Holdings) since 2012. In his role, Joseph oversees all Product Development and Engineering initiatives at the Company as well as Data Science and Operations. Prior to joining OpenTable, Joseph served as the Chief Technology Officer for eHarmony where he was responsible for overseeing and guiding the technical development, operation and growth of the Company. Previously, Mr. Essas served as Vice President of Engineering of Yahoo! where he managed engineering teams for the search marketing division. Mr. Essas attended Jerusalem College of Technology.

Massimo Noja De Marco, Director

Massimo Noja De Marco serves as Kitchen United's Chief Culinary Officer. Prior to joining the Company, Massimo owned and operated PH+E, a boutique consulting firm focusing on opening restaurants, hotels and bars across the US, Mexico and Europe, a role he held starting in 2014. He served as Vice President of Operations for SBE Entertainment, controlling all operational aspects for the Restaurants and Nightlife division. Previously he covered the same role at Wolfgang Puck Catering and Events, overseeing operations for all venues in S. California, including major events and awards shows, such as the Academy Awards. Formerly, Massimo owned and operated restaurants in NYC and Los Angeles and ran the Food and Beverage Department for The Ritz Carlton Marina Del Rey and Hillcrest Country Club in Beverly Hills. Massimo was raised in a seven-generation family in Hospitality in the Lake District outside of Milan, Italy, where he graduated with a degree in Hospitality Management and a Bachelors in Public Relations from IULM University in Milan. For three years he ran the family business composed of boutique hotels and restaurants in Italy.

Thomas Bruderman, Director

Thomas Bruderman is a founder and Managing Partner of MAG Ventures, an early to mid-stage venture fund. Mr. Bruderman founded MAG Ventures in 2007. Prior to founding MAG, he was Senior Equity Trader and responsible for the entire healthcare group at Fidelity Investments (FMR) in Boston, Massachusetts. During his seven-plus years at Fidelity, from 1998 to 2005, Mr. Bruderman's responsibilities included trading, personnel management and investment research and analysis. Before being recruited to Fidelity Investments, Mr. Bruderman was Managing Director and Head of Equities at Merit Capital, a Connecticut-based boutique Investment Bank.

Mr. Bruderman previously served as a registered representative with a subsidiary of Fidelity from 1999 to 2004. In April 2006, Mr. Bruderman was barred from association with any FINRA member firms following a non-appearance at an interview with FINRA representatives. Mr. Bruderman was further sanctioned by the SEC in March 2008 and April 2011 for receiving undocumented compensation related to his activities placing orders for securities transactions, and failing to disclose certain conflicts of interest.

Additionally, Mr. Bruderman is Chairman of AI based cybersecurity company DarkLight and Vice-Chairman and Corporate Secretary of emerging media company, Allyance Media Group. Mr. Bruderman has over twenty-five years of experience in the finance and asset management industry, spanning both financial structuring and operational experience. He earned a BS in Finance from Providence College.

John Miller, Director

John Miller is the CEO of PopID and the Chairman of Cali Group, a holding company focused on technology investments in the restaurant and retail industries. Through Cali Group, he has been a co-founder and seed investor in Cali Group's portfolio companies, including: CaliBurger, Super League Gaming (Nasdaq: SLGG), Miso Robotics, Kitchen United, Vyblee, and PopID. Prior to starting Cali Group, John was an early employee at Arrowhead Pharmaceuticals (NASDAQ: ARWR) and helped grow it over 8 years. John graduated Order of the Coif from Stanford Law School in 2003.

Rob Anderson, Vice President of Hardware Engineering, Co-Founder

Rob Anderson is a Co-Founder and the Vice President of Hardware Engineering at Miso Robotics. He leads the hardware development of Miso's autonomous cooking platform. Rob is driven to build teams around technology to elevate the way people eat and live their daily lives. Prior to founding Miso Robotics, Rob worked at Microsoft in 2015 where he supported the international development of the Surface manufacturing lines. At SpaceX in 2016, Rob also helped develop internal tools to understand component lifetime after multiple rocket launches. He earned his degree in Mechanical Engineering from the California Institute of Technology in 2016, where he founded an interdisciplinary program to evaluate the next generation of energy storage for vehicles.

PRINCIPAL SECURITY HOLDERS

Title of Class	Name of Holder	Amount and nature of ownership	Amount and nature of ownership acquirable	Percent of class
Common Stock	Future VC SPV, LLC	9,073,549	10,241,716	19.572%
Common Stock	New Direction Trust Company FBO Various Custodial Accounts	6,425,007	6,425,007	12.278%
Series A-1 Preferred Stock	Ecolab, Inc.	3,015,323	3,015,323	100.00%

Amounts are as of July 2023. The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

OWNERSHIP AND CAPITAL STRUCTURE

Offering Terms

Securities Offered To Investors	Maximum of 1,006,036 shares of Common Stock, plus up to 50,301 Bonus Shares of Common Stock
Minimum Investment	$1,003.94, or 202 shares of Common Stock
Securities outstanding before the Offering:	
Common Stock	41,512,064 shares
Preferred Stock	3,015,323 shares
Securities outstanding after the Offering:	
Common Stock (assuming a fully subscribed offering)	42,557,901 shares (includes shares outstanding before the offering, plus up to shares, plus up to Bonus Shares)
Preferred Stock	3,015,323 shares
Irrevocable Proxy	Investors in this offering will grant an irrevocable voting proxy to our President that will limit their ability to vote their shares until the occurrence of certain events specified in the proxy, none of which may ever occur.
Use of Proceeds	The proceeds of this offering will be used for product development, personnel, general overhead, and marketing.

Description of Issuer's Securities

The Company is offering Common Stock to investors in this offering, with a maximum of 1,006,036 shares of Common Stock, plus up to 50,301 Bonus Shares of Common Stock. We shall not receive the value of the Bonus Shares because investors are not paying the purchase price for these shares. The shares of Common Stock will be subject to an irrevocable proxy whereby all voting rights will be held by the company's President.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Eighth Amended and Restated Certificate of Incorporation and our Bylaws. For a complete description of our capital stock, you should refer to our Eighth Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

Immediately following the completion of this offering, our authorized capital stock will consist of 80,000,000 shares of Common Stock, $0.0001 par value per share, and 11,684,802 shares of Preferred Stock, $0.0001 par value per share, with 11,056,183 of those shares of Preferred Stock designated as Series A-1 Preferred Stock.

Certain investors in this Offering are eligible to receive bonus shares of Common Stock, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional shares for their shares purchased. Investors that invest any amount in the first two weeks from commencement of this offering will receive the following Bonus Shares amounts:

- 1st week – 5% bonus
- 2nd week – 5% bonus

Common Stock

General

The dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

Voting Rights and Proxy

Each holder of the Company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, except as provided by law or by the other provisions of the Eight Amended and Restated Certificate of Incorporation.

In this offering, the subscription agreement that investors will execute grants an irrevocable proxy to the Company's President to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock sold in this offering. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement.

Dividend Rights

The company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the Preferred Stock simultaneously receive along with all holders of outstanding shares of stock, a dividend on each outstanding share of Preferred Stock, as detailed in the Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series Series A-1 Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Series A-1 Preferred Stock

General

The company has authorized the issuance of Series A-1 Preferred Stock, which contains preferences, and privileges as further described below.

Dividend Rights

The Company is not allowed to declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series A-1 Preferred Stock then outstanding first receive, or simultaneously receive, on a *pari passu* basis, a dividend on each outstanding share of Series A-1 Preferred Stock subject to the terms of the Series A-1 Certificate of Designation.

Conversion Rights

Voluntary Conversion. Each share of Series A-1 Preferred Stock is convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into the number of fully paid and non-assessable shares of Common Stock as is determined by dividing the original issue price of $4.9779468 by the applicable conversion price in effect at the time of conversion.

Mandatory Conversion. Each share of Series A-1 Preferred Stock will automatically convert into the Common Stock of the Company at the conversion terms above in the event of a sale of shares of Common Stock to the public at a price of $24.89 per share.

Voting Rights and Protective Provisions

The holders of the Series A-1 Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A-1 Preferred Stock would convert on all matters submitted to a vote of the stockholders.

The Series A-1 Preferred Stock includes protective provisions that require that the Company, before taking certain actions, must first obtain the approval of the holders of a majority of the outstanding shares of Series A-1 Preferred Stock. Such events include liquidation or winding up of the Company, amending the certificate of incorporation, creating additional classes of shares of the Company, redeem any shares of the Company, pay dividends, or change the number of members of the Board of Directors.

Right to Receive Liquidation Preferences

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series A-1 Preferred Stock are entitled to receive the amount invested, out of available funds of the Company, prior to any distributions being made to holders of Common Stock, such as the investors in this offering.

Anti-Dilution Protection

Holders of Series A-1 Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series A-1 Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the Conversion Price of a series of Preferred Stock then in effect, the Conversion Price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Eight Amended and Restated Certificate.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares, whether as part of a capital-raising event, or issued as compensation to the company's employees or marketing partners. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most development stage companies do not pay dividends for some time).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company, but her stake is worth $200,000.
- In June 2015, the company has run into serious problems, and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company, and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

Investors should understand how dilution works and the availability of anti-dilution protection.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

The valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Indebtedness

Name	Amount Outstanding	Interest Rate	Start Date	Maturity Date
Farnam Street Financial	$2,509,220	3.48%	8/1/2022*	2/1/2025
Camber Road Partners	$2,939,591	21.22%	7/1/2023**	1/1/2026
Bit Playhouse LLC	$3,086,629	3.50%	4/1/2022	4/30/2028
J. and R. Pikover Family Trust	$989,606	3.25%	1/1/2022	10/31/2026

*Start date of fixed monthly rental payments; interim payments were made starting April 2022
**Start date of fixed monthly rental payments; interim payments were made starting August 2022

Amounts outstanding are shown as of December 31, 2022. The interest rate for Farnam Street Financial and Camber Road Partners reflects the implicit rate or the present value of future payments and the asset's fair value. The interest rate for Camber Road Partners is considerably higher than Farnam Street Financial since the lease agreement for Camber Road Partners includes a buy-out option at the end of the lease term whereas Farnam Street Financial does not.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds
March 26, 2020	Regulation A	Series C Preferred	$22,651,520	Working capital

		Convertible into Common Stock		
January 22, 2021	Regulation A	Series D Preferred Convertible into Common Stock	$25,048,800	Working capital
February 10, 2022	Regulation A	Series E Preferred Convertible into Common Stock	$36,269,524	Working capital
March 10, 2022	Rule 506(c) of Regulation D	Series A-1 Preferred Stock	$15,015,000	Working capital

All shares sold in the Regulation A offerings identified offerings were converted into Common Stock in 2022

Interest of Management and Others in Certain Transactions

FINANCIAL INFORMATION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2021 and 2022

Miso's operating expenses primarily consist of research and development, sales and marketing and general and administrative costs. For the period ended December 31, 2022, total operating expenses were $45,017,253 compared to $24,642,135 for the period ended December 31, 2021. During 2022, research and development costs totaled $20,150,944 compared to $11,172,891 for the period ended December 31, 2021. This increase in spending was primarily attributed to the research and development costs associated with our new product line, Chippy. Chippy is currently on pilot at Chipotle, where it is being tested out as a more condensed version of Flippy, performing a single task with a significantly smaller footprint. We do not expect to incur similar research and development expenses related to pilot programs in 2023, which we anticipate will reduce our research and development expenses in 2023.

Further, sales and marketing costs were $12,274,789 for the period ended December 31, 2022 compared to $7,808,416 for the period ended December 31, 2021. The increase was due to increased advertising associated with our offering of securities under Regulation A, as well as marketing to obtain additional customer relationships.

We also saw an increase in general and administrative expenses, increasing to $12,591,520 for the period ended December 31, 2022, compared to $5,660,828 for the period ended December 31, 2021. This increase resulted from personnel and salary expenses not classified as research and development expenses, as well as professional fees in support of our Regulation A offering and corporate governance.

Across these same periods, the Company generated $272,850 in net revenue, compared to $31,650 the year prior. However, as these revenues were associated with our pilot programs, requiring continued efforts by the Company, our cost of net revenue exceeded the net revenue generated. As a result, the Company incurred a net loss of $45,423,112 for the fiscal year ended December 31, 2022, compared to a net loss of $25,135,813 for the year ended December 31, 2021.

Liquidity and Capital Resources – Fiscal Years Ended December 31, 2021 and 2022

As of December 31, 2022, the Company's cash and cash equivalents was $10,676,321 compared to $13,742,525 as of December 31, 2021. Cash represents the largest component of our current assets, with smaller amounts recorded as prepaid expenses and accounts receivable.

Our non-current assets include property and equipment, and right of use assets associated with our operating leases and finance lease. We have included the right of use assets as of December 31, 2022 to align with ASC 842 capital leasing guidelines. We had not adopted that accounting standard during 2021, which is why those assets are not reflected for that year. For property and equipment assets, we recorded an increase to $1,329,036 from $783,003 as a result of increased customer hardware installations from four live units to ten.

Our current liabilities include accounts payable, accrued expenses, and liabilities corresponding to the rights of use. As of December 31, 2022, our current liabilities totaled $7,193,947 compared to $2,369,641. Current liabilities for 2022 include $2,608,958 corresponding to the right of use that we did not record in 2021, which account for a significant portion of that increase. In addition, we experienced an increase in accounts payable from $2,195,449 to $4,223,676. The increase was driven by marketing expenses associated with our Regulation A offering that were outstanding as of year-end, and have since been paid down in 2023 under payment plans with vendors.

While our current assets exceed our current liabilities by an amount of $3,927,923 as of December 31, 2022, the Company is still reliant on investor financing to support the operations, and anticipates under taking new offerings of securities to investors in 2023 utilizing Regulation Crowdfunding and Regulation A. The following summarizes the Company's financing history:

Stock Purchase Agreement

On March 10, 2023 Miso and EcoLab, Inc. entered into a stock purchase agreement whereby EcoLab and the Company agreed to sell and issue 3,015,323 shares of Series A-1 Preferred Shares for a total purchase price of $15,000,000. The Company intends to use the funds for product development. The securities were sold pursuant to Rule 506(c) of Regulation D.

Issuance of Warrants

In April 2023, the Company issued 11,765 warrants to purchase Series E Preferred Stock with an exercise price of $4.25 per share. The warrants vest in tranches through February 2024.

Regulation A Offerings and Regulation D Offerings

In 2022, the Company completed a Regulation A+ and Regulation D offerings of Series E preferred stock and issued 3,470,259 shares for gross proceeds of $36,269,524. In connection with the raise, the Company incurred offering costs of $1,585,284, and as of December 31, 2022, the Company had a subscription receivable of $629,844 pertaining to the offering. The Company originally issued the shares at a price of $10.05 per share ("Series E Original Issue Price").

In 2022, the Company received $1,349,987 in proceeds from completion of its offering of Series D preferred stock, including collection of the $1,188,848 in a subscription receivable as of December 31, 2021. The Company also incurred offering costs of $150,549 in 2022.

In 2021, the Company completed a Regulation A+ offering and issued 330,562 shares of Series C preferred stock for gross proceeds of $5,963,643. The Company also collected $7,469,164 of subscriptions receivable from 2020.

In 2021, the Company completed a Regulation D offering and issued 11,363 shares of Series C preferred stock for gross proceeds of $194,979.

In 2021, the Company executed Regulation A+ and Regulation D offerings of Series D preferred stock. Under the Regulation A+ offering, the Company issued 385,286 shares for gross proceeds of $24,887,661. Under the Regulation D offering, the Company issued 17,561 shares for gross proceeds of $1,054,730. The Company originally issued the shares at a price of $56.62 per share ("Series D Original Issue Price"), and in October 2021, the Company increased the price in the offering to $67.94 per share. As of December 31, 2021, the Company had a subscription receivable of $1,188,848 pertaining to the Regulation A offering.

2019 Notes

In September 2019, the Company issued six senior secured promissory notes (the "2019 Notes") for an aggregate principal amount of $2,744,667. In 2020, the Company received an additional $889,982 (collectively the "Notes") in proceeds from three additional notes with the same terms with a maturity date of September 2021. The Notes included an interest rate of 10% and conversion discount of 20% compared to a contemporaneous equity financing on which the Notes convert.

In March 2021, the Company repaid $1,394,257 of the Notes, comprised of principal of $1,212,500 and accrued interest of $181,757. In April 2021, the Notes were converted into Series C Preferred Stock of the Company, in a principal amount of $2,422,148 and accrued interest of $272,658, at a per share price of $13.728, a 20% discount to the offering per share price of $17.16, resulting in the issuance of 196,300 shares of Series C Preferred Stock.

In connection with the Notes, the Company also granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of December 31, 2022 and 2021, there were warrants for an aggregate of 2,539,173 shares of common stock outstanding, which were issued to the noteholders with an exercise price of $1.43 per share, expiring after 10 years. These warrants were valued at $11,582 for the 2019 Notes and $123,968 for the 2020 Notes, and were recorded as a discount to the note payable balance that were amortized under the effective interest method over the life of the notes.

Plan of Operations

To date, Miso has generated minimal revenues. The Company is growing quickly and continues to hire a large team of engineers. Its engineering and product development teams have focused on developing new generations of our automated kitchen assistants, as well as new product lines like CookRight Coffee, Chippy, and Sippy, as well as developing intellectual property. The funds previously raised have enabled Miso to aggressively pursue top engineering talent, and the Company has grown its overall team to approximately 100 employees. Additionally, the funds from previous raises enabled the Company to continue to pursue its product and business development goals.

In June 2021, Miso announced the commercial availability of its CookRight software as a standalone offering, and in the same month announced its plan to build an intelligence-backed, automated beverage dispenser, Sippy, that will bring enhanced functionality for commercial kitchens. In 2022, Miso established partnerships with various industry leading brands for pilot testing including Buffalo Wild Wings (Inspire Brands), Chipotle, Jack in the Box, Del Taco, Panera Bread, Wing Zone, Wimpy's (Americana), and Wings and Rings.

If we raise the maximum offering amount through this offering, we believe that we would be able to accelerate the product development of our newest lines of business, as well as increase production velocity of our flagship product, Flippy. Miso has continued to see increased interest in its products both domestically and internationally, and additional funding will allow us to continue to engage with more partners and customers.

Trend Information

Our goal during 2022 was to identify and build relationships with as many strategic partners as possible. In line with this goal, the Company saw an increase to its operating expenses, primarily in research and development, salaries, and contractors as it continued to launch new products and advance its current product suite. We believe we achieved this goal.

However, as we began to scale, we learned that there was an opportunity to improve our reliability. During 2023, we have decided to deprioritize scaling and instead invest heavily on improving reliability for our existing customers. We have also revisited our pricing strategy with a focus on reducing bill of materials ("BOM") costs. We also expect to reduce costs associated with payroll following a reduction in headcount by about 30% that occurred in May 2023. We are undertaking these measures to move towards achieving profitability.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

REGULATORY INFORMATION

Disqualification

Neither the Company, nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have previously filed all annual reports to date. Any annual reports are available on our website, at https://www.misorobotics.com/investors.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive the securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at: www.invest.misorobotics.com.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/
_____
(Signature)

James Jordan
_____
(Name)

Chairman and President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/
_____
(Signature)

James Jordan
_____
(Name)

Chairman and President
_____
(Title)

_____
(Date)

/s/

_____

(Signature)

Richard Hull

_____

(Name)

CEO

_____

(Title)

_____

(Date)

EXHIBIT B
Financials

MISO ROBOTICS, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2022 AND 2021

F-1

INDEPENDENT AUDITOR'S REPORT

MISO ROBOTICS, INC.

CONSOLIDATED BALANCE SHEETS

		December 31,	
		2022	2021
ASSETS			
Current assets:			
Cash and cash equivalents	$	10,676,321	$ 13,742,525
Accounts receivable, net		87,700	31,650
Inventory		2,308	731,180
Prepaid expenses and other current assets		355,541	419,129
Deferred offering costs		-	6,875
Total current assets		11,121,870	14,931,359
Property and equipment, net		1,329,036	783,003
Operating lease right of use assets, net		4,714,470	-
Finance lease right of use assets, net		5,799,640	-
Restricted cash		1,174,489	-
Deposits and other assets		805,634	173,917
Total assets	$	24,945,139	$ 15,888,279
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$	3,825,888	$ 2,195,449
Accounts payable, related party		397,788	-
Accrued expenses and other current liabilities		361,313	174,192
Operating lease right of use liabilities, current portion		887,198	-
Finance lease right of use liabilities, current portion		1,721,760	-
Total current liabilities		7,193,947	2,369,641
Future equity obligations		241,053	-
Operating lease right of use liabilities		3,887,988	-
Finance lease right of use liabilities		3,727,051	-
Total liabilities		15,050,039	2,369,641
Commitments and contingencies			
Stockholders' equity:			
Series E convertible preferred stock, $0.0001 par value, 7,462,686 shares authorized, 0 shares issued and outstanding as of both December 31, 2022 and 2021		-	-
Series D convertible preferred stock, $0.0001 par value, 706,464 shares authorized, 0 and 402,847 shares issued and outstanding as of December 31, 2022 and 2021, respectively; liquidation preference of $0 and $22,809,197 as of December 31, 2022 and 2021, respectively		-	40
Series C convertible preferred stock, $0.0001 par value, 1,748,252 shares authorized, 0 and 1,518,093 shares issued and outstanding as of December 31, 2022 and 2021, respectively; liquidation preference of $0 and $26,050,476 as of December 31, 2022 and 2021, respectively		-	152
Series B convertible preferred stock, $0.0001 par value, 997,616 shares authorized, 0 and 997,616 shares issued and outstanding as of December 31, 2022 and 2021, respectively; liquidation preference of $0 and $10,050,083 as of December 31, 2022 and 2021, respectively		-	100
Series A convertible preferred stock, $0.0001 par value, 769,784 shares authorized, 0 and 769,784 shares issued and outstanding as of December 31, 2022 and 2021, respectively; liquidation preference of $0 and $3,164,433 as of December 31, 2022 and 2021, respectively		-	77
Common stock, $0.0001 par value, 80,000,000 and 70,000,000 shares authorized as of December 31, 2022 and 2021, respectively; 41,516,589 and 12,165,650 shares issued and outstanding as of December 31, 2022 and 2021, respectively, 43,750 and 163,938 shares unvested as of December 31, 2022 and 2021, respectively		4,151	1,216
Additional paid-in capital		109,144,939	66,182,996
Subscription receivable		(4,272,401)	(1,188,848)
Loan and interest receivable, related parties		(741,800)	-
Accumulated deficit		(94,378,371)	(51,477,045)
Total stockholders' equity attributable to Miso		9,756,518	13,518,688
Noncontrolling interests		138,582	(50)
Total stockholders' equity		9,895,100	13,518,638
Total liabilities and stockholders' equity	$	24,945,139	$ 15,888,279

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2022	**2021**
Net revenue	$ 272,850	$ 31,650
Cost of net revenue	599,266	233,399
Gross profit (loss)	(326,416)	(201,749)
Operating expenses:		
Research and development	20,150,944	11,172,891
Sales and marketing	12,274,789	7,808,416
General and administrative	12,591,520	5,660,828
Total operating expenses	45,017,253	24,642,135
Loss from operations	(45,343,669)	(24,843,884)
Other income (expense):		
Interest expense	(202,926)	(796,579)
Interest income	121,405	-
Other income	2,078	504,600
Total other income (expense), net	(79,443)	(291,979)
Provision for income taxes	-	-
Net loss	$ (45,423,112)	$ (25,135,863)
Net loss attributable to noncontrolling interests	(2,521,786)	(50)
Net loss attributable to Miso Robotics stockholders	$ (42,901,326)	$ (25,135,813)
Weighted average common shares outstanding - basic and diluted	12,193,121	12,139,642
Net loss per common share attributable to Miso Robotics stockholders - basic and diluted	$ (3.52)	$ (2.07)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Series E Convertible Preferred Stock		Series D Convertible Preferred Stock		Series C Convertible Preferred Stock		Series B Convertible Preferred Stock		Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Loan and Interest Receivabe, Related Parties	Accumulated Deficit	Total Stockholders' Equity Attributable to Miso	Noncontrolling Interests	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount							
Balances at December 31, 2020	-	$ -	-	$ -	979,868	$ 98	997,616	$ 100	769,784	$ 77	12,124,595	$ 1,212	$ 32,264,796	$(7,469,164)	$ -	$ (26,341,232)	$ (1,544,113)	$ -	$ (1,544,113)
Issuance of Series C preferred stock	-	-	-	-	341,925	34	-	-	-	-	-	-	6,158,588	7,469,164	-	-	13,627,786	-	13,627,786
Conversion of venture debt into preferred stock	-	-	-	-	196,300	20	-	-	-	-	-	-	2,694,786	-	-	-	2,694,806	-	2,694,806
Issuance of Series D preferred stock	-	-	402,847	40	-	-	-	-	-	-	-	-	25,942,351	(1,188,848)	-	-	24,753,543	-	24,753,543
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	41,055	4	44,913	-	-	-	44,917	-	44,917
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	579,655	-	-	-	579,655	-	579,655
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(1,502,093)	-	-	-	(1,502,093)	-	(1,502,093)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(25,135,813)	(25,135,813)	(50)	(25,135,863)
Balances at December 31, 2021	-	-	402,847	40	1,518,093	152	997,616	100	769,784	77	12,165,650	1,216	66,182,996	(1,188,848)	-	(51,477,045)	13,518,688	(50)	13,518,638
Issuance of Series D preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	161,139	1,188,848	-	-	1,349,987	-	1,349,987
Issuance of Series E preferred stock	3,470,259	347	-	-	-	-	-	-	-	-	-	-	36,269,524	(629,844)	-	-	35,640,027	-	35,640,027
Issuance of common stock of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	7,074,485	(3,642,557)	-	-	3,431,928	2,660,418	6,092,346
Issuance of loan, and interest to related party, net of repayments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(741,800)	-	(741,800)	-	(741,800)
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	94,618	9	91,834	-	-	-	91,843	-	91,843
Conversion of Series A, B, C, D and E preferred stock into common stock	(3,470,259)	(347)	(402,847)	(40)	(1,518,093)	(152)	(997,616)	(100)	(769,784)	(77)	29,291,321	2,929	(2,213)	-	-	-	-	-	-
Forfeitures of restricted common stock	-	-	-	-	-	-	-	-	-	-	(35,000)	(3)	3	-	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	996,542	-	-	-	996,542	-	996,542
Warrants issued for services	-	-	-	-	-	-	-	-	-	-	-	-	106,462	-	-	-	106,462	-	106,462
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(1,735,833)	-	-	-	(1,735,833)	-	(1,735,833)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(42,901,326)	(42,901,326)	(2,521,786)	(45,423,112)
Balances at December 31, 2022	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	41,516,589	$ 4,151	$ 109,144,939	$(4,272,401)	$ (741,800)	$ (94,378,371)	$ 9,756,518	$ 138,582	$ 9,895,100

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2022	2021
Cash flows from operating activities:		
Net loss	$ (45,423,112)	$ (25,135,863)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	996,542	579,655
Warrants issued for services	66,462	-
SAFEs issued for services	241,053	-
Loan origination fee	(25,000)	-
Amortization of debt discount	-	670,943
Bad debt expense	21,600	45,285
Depreciation	410,809	116,866
Loss on disposal of property and equipment	2,120	-
Other income - PPP forgiveness	-	(450,000)
Amortization of right of use assets	798,667	-
Changes in operating assets and liabilities:		
Accounts receivable	(77,650)	18,350
Inventory	728,872	(313,148)
Prepaid expenses and other current assets	63,588	(333,075)
Interest receivable, related party	(66,800)	-
Deferred offering costs	6,875	(6,875)
Accounts payable	1,630,439	1,980,404
Accounts payable, related party	397,788	-
Accrued expenses and other current liabilities	187,121	(178,164)
Deferred rent	-	(12,720)
Operating lease right of use liabilities, net	100,716	-
Net cash used in operating activities	(39,939,910)	(23,018,342)
Cash flows from investing activities:		
Purchases of property and equipment	(958,962)	(694,709)
Issuance of loan to related party	(1,500,000)	-
Cash received from loan repayments	850,000	-
Deposits and other assets	-	(23,917)
Net cash used in investing activities	(1,608,962)	(718,626)
Cash flows from financing activities:		
Issuance of common stock of subsidiary, net of offering costs	6,092,346	-
Repayments of venture debt	-	(1,212,500)
Repayment of finance lease right of use liabilities	(1,149,495)	-
Security deposits from leased equipment	(631,718)	-
Proceeds from issuance of Series C preferred stock	-	13,627,786
Proceeds from issuance of Series D preferred stock	161,139	24,753,543
Collection of subscription receivable	1,188,848	-
Proceeds from issuance of Series E preferred stock	35,640,027	-
Exercise of stock options	91,843	44,917
Offering costs	(1,735,833)	(1,502,093)
Net cash provided by financing activities	39,657,157	35,711,653
Net change in cash, cash equivalents and restricted cash	(1,891,715)	11,974,684
Cash and cash equivalents at beginning of year	13,742,525	1,767,841
Cash, cash equivalents and restricted cash at end of year	$ 11,850,810	$ 13,742,525
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 57,393	$ 181,757
Supplemental disclosure of non-cash financing activities:		
Conversion of venture debt and accrued interest to preferred stock	$ -	$ 2,694,806
Subscription receivable on Series D preferred stock	$ -	$ 1,188,848
Subscription receivable on Series E preferred stock	$ 629,844	$ -
SAFEs issued for services	$ 241,053	$ -
Supplemental disclosure of non-cash operating activities:		
Warrants issued as payment for operating lease liability	$ 40,000	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

1. **NATURE OF OPERATIONS**

    Miso Robotics, Inc. (the "Company") was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October 3, 2016. The Company develops and manufactures artificial intelligence-driven robots that assist chefs to make food at restaurants. The Company is headquartered in Pasadena, California.

    In November 2021, the Company became a founding stockholder in Ally Robotics, Inc., ("Ally") a Delaware corporation whereby the Company was issued 6,600,000 shares of Ally's common stock in exchange for a 93% interest in Ally. As such, Ally became a subsidiary of the Company (see Note 3). As of December 31, 2022, the Company holds 55.92% interest in Ally. Ally was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry.

2. **GOING CONCERN**

    The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

    The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $45,423,112 and $25,135,863 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $94,378,371 and cash of $10,676,321, relative to negative operating cash flows of $39,939,910 in 2022. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Presentation

    The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

    Principles of Consolidation

    These consolidated financial statements include the accounts of Miso Robotics and Ally since November 30, 2021. All inter-company transactions and balances have been eliminated in consolidation.

    Stock Split

    On January 11, 2022, the Company effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

    Use of Estimates

    The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock, stock options and lease accounting inputs. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. At December 31, 2022 and 2021, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of December 31, 2022 and 2021, the Company had cash of $10,175,451 and $13,241,359, respectively, in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

The Company established a letter of credit to one of its banks amounting to $1,174,489, which was included as non-current restricted cash on the consolidated balance sheet as of December 31, 2022. This letter of credit is a requirement of one of its operating lease agreements.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2022 and 2021, the Company had an allowance for doubtful accounts of $16,875 and $62,160, respectively. During the years ended December 31, 2022 and 2021, the Company recorded bad debt expense of $21,600 and $45,285, respectively, and in 2022 and 2021, the Company recorded $0 and $46,616, respectively, in recovered accounts receivable in other income.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of December 31, 2022, inventory consisted of robotic raw materials purchased from the Company's suppliers. As of December 31,

2021, inventory included raw materials as well as work in progress and finished robotic units. In 2022, finished goods were transferred to property and equipment due to a change in management's intended use of these assets. As of December 31, 2021, there were $215,604 in inventory deposits for materials that the Company has not yet received. This amount is included in prepaid expenses and other current assets in the consolidated balance sheets. Management reviews its inventory for obsolescence and impairment as it is determined necessary.

Inventory consists of the following:

	December 31,			
	2022		2021	
Raw materials	$	2,308	$	259,585
Work in progress		-		53,955
Finished goods		-		417,640
	$	2,308	$	731,180

The following inventory was financed from two lenders in 2022, which were sold and leased back under a finance lease. As such, the inventory was classified as right of use assets in the consolidated balance sheets as of December 31, 2022 and were depreciated over the lease term (see Note 11).

Raw materials	$	70,871
Work in progress		2,199,082
Finished goods		145,671
	$	2,415,624

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

	Estimated Useful Life
Computer equipment and software	2 - 3 years
Kitchen equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years
Robotic units	Shorter of lease term or 7 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the consolidated balance sheet and any resulting gains or losses are included in the consolidated statement of operations loss in the period of disposal.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future discounted cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2022 and 2021.

Subscription Receivable

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the consolidated balance sheet.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2022 and 2021 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from hardware installation and software usage as well as consulting services. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted.

Hardware Installation

The Company satisfies its performance obligation and revenue is recorded at the point in time when hardware is installed at the customer's location. The Company retains ownership of the installed hardware, including all improvements, enhancements, modifications, and all intellectual rights thereto. The Company invoices customers upon delivery of the hardware, and payments from such customers are due upon invoicing. Installation fees that have been paid but performance obligations have not been satisfied are recorded as deferred revenue.

Software Usage

Software as a service (SaaS) and usage fees are recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over the life of the contract. Service fees that have been invoiced or paid but performance obligations have not been met are recorded as deferred revenue.

Consulting

Consulting services are recognized at the point in time when the performance obligation has been completed.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Year Ended December 31,	
	2022	**2021**
Hardware installation fees	$ 105,550	$ 12,650
Software usage fees	167,300	14,000
Consulting services	-	5,000
	$ 272,850	$ 31,650

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of December 31, 2022 and 2021.

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent a set-up fee prepayment received from a customer in advance of performance obligations met.

As of December 31, 2022 and 2021, accounts receivable included $0 and $12,150 in unbilled receivables, respectively.

Cost of Net Revenues

Cost of net revenues consists primarily of inventory sold, parts used in building machines for sale or lease, tooling and supplies, depreciation of robots and certain equipment, allocations of facility costs, contractors, freight and delivery, licenses and certifications, and allocations of personnel time in assembly, installation, and servicing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and 2021 amounted to approximately $9,653,000 and $6,682,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentrations

During the years ended December 31, 2022 and 2021, two customers accounted for a total of 66% and 84% of the Company's revenue, respectively. As of December 31, 2022, two customers accounted for 77% and 11% of the Company's accounts receivable. As of December 31, 2021, two customers accounted for 60% and 24% of the Company's accounts receivable.

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, *Distinguishing Liabilities from Equity*, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, *Derivatives and Hedging*, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Noncontrolling Interests

Noncontrolling interests are classified as a separate component of equity in the Company's consolidated balance sheets and statements of changes in stockholders' equity. Net income (loss) and comprehensive income (loss) attributable to non-controlling interests are reflected separately from consolidated net income (loss) and comprehensive income (loss) in the consolidated statements of comprehensive income (loss) and statements of changes in stockholders' equity. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. The Company has noncontrolling interests via its subsidiary Ally Robotics.

During the years ended December 31, 2022 and 2021, the Company recorded a loss of $2,521,786 and $50, respectively, attributable to noncontrolling interests.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2022 and 2021 are as follows:

	Year Ended December 31,	
	2022	**2021**
Series A Preferred Stock (convertible to common stock)*	-	5,388,488
Series B Preferred Stock (convertible to common stock)*	-	6,983,312
Series C Preferred Stock (convertible to common stock)*	-	10,626,651
Series D Preferred Stock (convertible to common stock)*	-	2,819,929
Warrants	2,742,187	2,656,829
Options to purchase common stock	8,248,236	6,625,752
Total potentially dilutive shares	10,990,423	35,100,961

*In 2022, the Company converted its Series A, B, C, D and E preferred stock into common stock at applicable conversion ratios.

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016 02, Leases (ASC 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASC 842 on January 1, 2022 using the modified retrospective approach. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit. The Company elected the package of practical expedients available for existing contracts, which allowed the Company to carry forward our historical assessments of lease identification, lease classification, and initial direct costs and did not require retrospective application. The Company also elected a policy to not apply the recognition requirements of ASC 842 for short-term leases with a term of 12 months or less.

At the commencement date, the Company classifies each lease either as operating lease or finance lease. A lease is a finance lease when it meets any of the following criteria:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c. The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

An operating lease is a lease other than a finance lease.

Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make payments arising from the lease. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives, (b) variable lease payments that are based on an index or a rate, (c) the exercise price of an option to purchase the underlying asset if the lessee is reasonable certain to exercise that option, (d) payments for penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease, (e) fees paid by the lessee to the owners of a special-purpose entity for structuring transaction, and (f) amounts expected to be payable by the lessee under residual value guarantees. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the ROU asset and lease liability when they are at our discretion and considered reasonably certain of being exercised.

After the commencement date, the operating lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date). The operating ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received, and (c) unamortized initial direct costs. The finance lease liability is measured by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The lessee shall determine the interest on the lease liability in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements in. The finance lease ROU asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. The finance lease ROU asset is being amortized on a straight-line basis, unless another systematic basis is appropriate over its estimated useful life or lease term, whichever is shorter.

Recently Adopted Accounting Pronouncements

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

| | December 31, | |
	2022	2021
Computer equipment and software	$ 356,540	$ 220,876
Kitchen and lab equipment	220,833	120,533
Furniture and fixtures	173,068	47,260
Leasehold improvements	1,262,324	667,534
	2,012,765	1,056,203
Less: Accumulated depreciation	(683,729)	(273,200)
	$ 1,329,036	$ 783,003

Depreciation and amortization expense of $410,809 and $116,866 for the years ended December 31, 2022 and 2021, respectively, were included in operating expenses in the consolidated statements of operations.

During the year ended December 31, 2022, the Company recognized a loss on disposal of property and equipment of $2,120.

In 2022, robotic units financed from two lenders amounted to $6,598,307, which were classified as finance lease ROU assets in the consolidated balance sheets as of December 31, 2022 (see Note 11).

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

| | December 31, | |
	2022	2021
Accrued personnel costs	$ 361,262	$ 34,486
Accrued legal and professional fees	-	114,706
Other	51	25,000
	$ 361,313	$ 174,192

6. DEBT

Venture Debt

In September 2019, the Company issued six senior secured promissory notes (the "2019 Notes") for an aggregate principal amount of $2,744,667. In 2020, the Company received an additional $889,982 (collectively the "Notes") in proceeds from three additional notes with the same terms with a maturity date of September 2021. Upon a vote of the majority in principal amount, the Notes are subject to automatic conversion upon an equity financing of common or preferred stock of proceeds of $2,000,000. Upon the future equity financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price of 80% of the lowest price per share of the equity securities sold in the future equity financing. The noteholders may elect to convert the principal and any unpaid accrued interest at any time into the type of equity securities issued in the Company's most recently completed equity financing of proceeds of $2,000,000. The noteholders may convert the principal and unpaid accrued interest at a conversion price of 80% of the price per share of the equity securities sold in the completed equity financing. Prepayments are allowed, subject to various provisions, including an initial minimum payment amount of $500,000 and additional increments of $100,000. Upon the occurrence of an event of default, the Notes shall accrue interest at 13% per annum. The Notes are senior to all other debts and obligations of the Company, were collateralized by all assets of the Company. In conjunction with the Notes, the Company incurred fees of $6,703, which were recorded as a discount to the Notes and are amortized under the effective interest method to interest expense over the life of the Notes. During the years ended December 31, 2022 and 2021, $0 and $3,219 was amortized to interest expense, respectively.

The Company recognized a beneficial conversion feature with respect to the voluntary conversion rights of the noteholders. The beneficial conversion feature was initially valued at a fair value of $697,749 for the 2019 Notes and $346,463 for the 2020 Notes, and was recorded as a discount to the note payable balance that is being amortized under the effective interest method over the life of the notes.

In April 2021, the Company converted principal of $2,422,148 and accrued interest of $272,658 of venture debt to Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16, into 196,300 shares of Series C Preferred Stock. In March 2021, the Company repaid $1,394,257, comprised of principal of $1,212,500 and accrued interest of $181,757, of venture debt to Rise of Miso, LLC and another investor. In connection with the conversions and repayments, the Company amortized the remaining $670,943 of unamortized debt discount to interest expense for the year ended December 31, 2021.

The Notes bore interest at 10% per annum and incurred interest expense of $125,636 for the year ended December 31, 2021.

In connection with the Notes, the Company also granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of December 31, 2022 and 2021, there were warrants for an aggregate of 2,539,173 shares of common stock outstanding, which were issued to the noteholders with an exercise price of $1.43 per share, expiring after 10 years. As discussed in Note 8, these warrants were valued at $11,582 for the 2019 Notes and $123,968 for the 2020 Notes, and were recorded as a discount to the note payable balance that were amortized under the effective interest method over the life of the notes.

PPP Loan

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $450,000 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (" PPP Loan"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments and in August 2021 received notification of full forgiveness. As such, the Company recorded other income of $450,000 in the consolidated statements of operations of the year ended December 31, 2021.

Future Equity Obligations

In July 2022, Ally entered into a Simple Agreement for Future Equity ("SAFE") with a vendor who had performed research and development services for Ally under a separate statement of work agreement. The aggregate purchase amount per the SAFE agreement was $241,053, which represented the outstanding payable to Ally for services performed. This amount was included in research and development expenses in the consolidated statements of operations. The outstanding balance of the SAFE at December 31, 2022 was $241,053.

The SAFE is convertible if and upon a preferred stock equity financing, where the SAFE will automatically convert into shares of the preferred stock in the triggering round at a conversion price equal to the greater of: (1) the lowest share pricing in the triggering preferred stock equity financing; (2) the number of shares based upon a valuation of $25,000,000 on Ally's fully diluted capitalization.

If and upon a liquidation event, the SAFE holder is entitled to either payment of the purchase amount or the amount that would be payable upon conversion of the SAFE to common stock at a valuation of $25,000,000 on Ally's then fully diluted capitalization. This payment is senior to common stock and junior to debts in priority.

If and upon a dissolution event, the SAFE holder is entitled to payment of the purchase amount. This payment is senior to common stock and junior to debts in priority.

7. **STOCKHOLDERS' EQUITY**

Amended and Restated Certificate of Incorporation

On January 11, 2022, the Company amended its Certificate of Incorporation and effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The Series A – D preferred stock conversion prices were proportionally adjusted as a result of the stock split. Furthermore, the Company increased its authorized shares of common and preferred stock to 80,000,000 shares and 11,684,802 shares, respectively, including 7,462,686 shares designated as Series E preferred stock.

Convertible Preferred Stock

The Company has issued Series A, Series B, Series C, Series D and Series E convertible preferred stock (collectively referred to as "Preferred Stock"). As of December 31, 2022, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 11,684,802 shares of Preferred Stock, of which 769,784 shares were designated as Series A Preferred Stock, 997,616 shares were designated as Series B Preferred Stock, 1,748,252 shares were designated as Series C Preferred Stock, 706,464 shares were designated as Series D Preferred Stock, and 7,462,686 were designated as Series E Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

In 2022, the Company completed a Regulation A+ and Regulation D offerings of Series E preferred stock and issued 3,470,259 shares for gross proceeds of $36,269,524. In connection with the raise, the Company incurred offering costs of $1,585,284, and as of December 31, 2022, the Company had a subscription receivable of $629,844 pertaining to the offering. The Company originally issued the shares at a price of $10.05 per share ("Series E Original Issue Price").

In 2022, the Company received $1,349,987 in proceeds from completion of its offering of Series D preferred stock, including collection of the $1,188,848 in a subscription receivable as of December 31, 2021. The Company also incurred offering costs of $150,549 in 2022.

In 2022, the Company converted its Series A, B, C, D and E preferred stock into common stock, at applicable conversion ratios, into an aggregate of 29,291,321 shares of common stock.

In 2021, the Company completed a Regulation A+ offering and issued 330,562 shares of Series C preferred stock for gross proceeds of $5,963,643. The Company also collected $7,469,164 of subscriptions receivable from 2020.

In 2021, the Company completed a Regulation D offering and issued 11,363 shares of Series C preferred stock for gross proceeds of $194,979.

In 2021, the Company executed Regulation A+ and Regulation D offerings of Series D preferred stock. Under the Regulation A+ offering, the Company issued 385,286 shares for gross proceeds of $24,887,661. Under the Regulation D offering, the Company issued 17,561 shares for gross proceeds of $1,054,730. The Company originally issued the shares at a price of $56.62 per share ("Series D Original Issue Price"), and in October 2021, the Company increased the price in the offering to $67.94 per share. As of December 31, 2021, the Company had a subscription receivable of $1,188,848 pertaining to the Regulation A offering.

In April 2021, the Company converted principal of $2,422,148 and accrued interest of $272,658 of venture debt to Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16, into 196,300 shares of Series C Preferred Stock.

As of December 31, 2022 and 2021, 0 and 769,784 shares of Series A preferred stock were issued and outstanding, respectively. As of December 31, 2022 and 2021, 0 and 997,616 shares of Series B preferred stock were issued and outstanding, respectively. As of December 31, 2022 and 2021, 0 and 1,518,093 shares of Series C preferred stock were issued and outstanding, respectively. As of December 31, 2022 and 2021, 0 and 402,847 shares of Series D preferred stock were issued and outstanding, respectively. As of both December 31, 2022 and 2021, 0 shares of Series E preferred stock were issued and outstanding.

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

The holders of Series B preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company. The holders of Series A preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of other classes of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock on an as-converted basis.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series B, Series C, Series D and Series E stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the greater of (i) the original issuance price applicable to each series, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series B, Series C, Series D, and Series E preferred stock been converted into common stock. Upon this completion, the Series A stockholders will then be entitled to a liquidation preference in the same manner. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis. The liquidation preference per share for Series A, Series B, Series C, Series D and Series E preferred stock are $4.1108, $10.0744, $17.16, $56.62 and $10.05 respectively.

The total liquidation preferences as of December 31, 2022 and 2021 amounted to $0 and $62,074,189, respectively.

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $100,000,000 of gross proceeds to the Company at a price of at least $21.00 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the original issue price of each series by the conversion price of each series. The conversion price per share is $0.59 for Series A preferred stock, $1.44 for Series B preferred stock, $2.45 for Series C preferred stock and $8.09 for Series D preferred stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of December 31, 2021, each share outstanding of each series of Preferred Stock was convertible into shares of common stock on a one-for-seven basis. In 2022, the Company converted its Series A, B, C, D and E preferred stock into common stock at the applicable conversion ratios noted above.

Common Stock

As of December 31, 2022 and 2021, the Company authorized 80,000,000 and 70,000,000 shares of common stock, respectively, at $0.0001 par value.

Common stockholders have voting rights of one vote per share and are entitled to elect one director of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

In 2022, the Company converted its Series A, B, C, D and E preferred stock into common stock, at applicable conversion ratios, into an aggregate of 29,291,321 shares of common stock.

During the year ended December 31, 2022, the Company issued 94,618 shares of common stock pursuant to exercises of stock options for proceeds of $91,843.

During the year ended December 31, 2021, the Company issued 41,055 shares of common stock pursuant to exercises of stock options for proceeds of $44,917.

As of December 31, 2022 and 2021, there were 41,516,589 and 12,165,650 shares issued and outstanding, respectively.

Ally Common Stock

During the year ended December 31, 2022, Ally issued common stock for net proceeds of $6,092,346. As a result of the transaction, the Company recorded an increase in additional paid-in capital of $7,074,485 and noncontrolling interests of $2,660,418, as well as a subscription receivable of $3,642,557.

8. **STOCK-BASED PAYMENTS**

   Common Stock Warrants

   In connection with the Notes (see Note 6), the Company granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of December 31, 2022 and 2021, warrants for an aggregate of 2,539,173 shares of common stock were issued to the noteholders with an exercise price of $1.43 per share, expiring after 10 years. The fair value of the warrants was calculated under the Black-Scholes method, which was recorded as a discount to the Notes and was recognized under the effective interest method over the life of the Notes.

   In 2022, the Company granted 61,213 warrants to purchase common stock with an exercise price of $2.94 per share and 17,926 warrants to purchase common stock with an exercise price of $8.04 per share. All warrants vested immediately with a term of 10 years.

   In 2021, the Company granted 64,036 warrants to purchase common stock with an exercise price of $2.94 per share and 18,620 warrants with an exercise price of $8.09 per share. All warrants vested immediately with a term of 10 years, except for 12,432 warrants issued which will expire after 5 years.

   Preferred Stock Warrants

   In 2022, the Company issued 6,219 warrants to purchase Series E preferred stock in exchange for $5,000 monthly reduction to rental payments for 10 months. The warrants shall vest in 10 months with 622 warrants vesting per month. All warrants issued shall have a term of 10 years. As of December 31, 2022, 4,975 warrants vested and 1,244 warrants are expected to vest in 2023.

   Summary

   A summary of information related to warrants for the years ended December 31, 2022 and 2021 is as follows:

	Warrants	Weighted Average Exercise Price		Instrinsic Value	
Outstanding as of December 31, 2020	2,574,173	$	1.42	$	-
Granted	82,656		4.10		
Exercised	-		-		
Forfeited	-		-		
Outstanding as of December 31, 2021	2,656,829	$	1.51	$	1,129,644
Granted	85,358		4.38		
Exercised	-				
Forfeited	-				
Outstanding as of December 31, 2022	2,742,187	$	1.60	$	1,144,748
Exerciseable as of December 31, 2022	2,740,943	$	1.59	$	1,140,992
Exerciseable as of December 31, 2021	2,656,829	$	1.51	$	1,129,644

The Company recorded service expense of $66,462 and $50,589 for the years ended December 31, 2022 and 2021, respectively. In 2022, $40,000 was deducted to the lease liability upon vesting of 4,975 of warrants to purchase preferred stock.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

	Year Ended December 31,	
	2022	**2021**
Risk-free interest rate	2.83% - 4.45%	0.39% - 1.16%
Expected term (in years)	5 - 5.42	4.62
Expected volatility	70.00%	70.00%
Expected dividend yield	0%	0%

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan ("2016 Plan"), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 3,264,842 shares as of December 31, 2022. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan's inception. As of December 31, 2022, there were 228,792 shares available for grant under the 2016 Plan. Stock options granted under the 2016 Plan typically vest over a four-year period.

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan ("2017 Plan"), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 8,068,774 shares as of December 31, 2022. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan's inception. As of December 31, 2022, there were 576,990 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

A summary of information related to stock options for the years ended December 31, 2022 and 2021 is as follows:

	Options	Weighted Average Exercise Price		Instrinsic Value	
Outstanding as of December 31, 2020	4,750,711	$	0.79	$	659,781
Granted	2,436,581		1.07		
Exercised	(41,055)		1.09		
Forfeited	(520,485)		1.35		
Outstanding as of December 31, 2021	6,625,752	$	0.85	$	6,716,453
Granted	2,588,869		1.86		
Exercised	(94,618)		0.97		
Forfeited	(871,767)		1.42		
Outstanding as of December 31, 2022	8,248,236	$	1.10	$	9,695,024
Exerciseable as of December 31, 2022	4,574,380	$	0.81	$	7,018,026
Exerciseable as of December 31, 2021	3,308,269	$	0.69	$	3,881,139

	December 31,	
	2022	**2021**
Weighted average grant-date fair value of options granted during year	$ 1.26	$ 0.71
Weighted average duration (years) to expiration of outstanding options at year-end	7.32	7.78

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,	
	2022	**2021**
Risk-free interest rate	1.82%-4.36%	0.86%-1.32%
Expected term (in years)	7.00	5.0 - 7.0
Expected volatility	70.00%	70.00%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2022 and 2021 was $3,259,046 and $1,723,442, respectively. Stock-based compensation expense for stock options of $984,429 and $490,791 was recognized under FASB ASC 718 for the years ended December 31, 2022 and 2021, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $3,580,582 and $2,114,117 as of December 31, 2022 and 2021, respectively, and will be recognized over a weighted average period of 1.6 years as of December 31, 2022.

Restricted Common Stock

As of December 31, 2022 and 2021, the Company had 2,129,015 and 2,164,015 restricted shares of common stock outstanding under the option plans, respectively. As of December 31, 2022 and 2021, 2,085,265 and 2,000,077 shares were vested, respectively. The Company recorded stock-based compensation expense of $12,113 and $38,275 in the consolidated statements of operations for the years ended December 31, 2022 and 2021, respectively. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $2,563 and $11,988 as of December 31, 2022 and 2021, respectively, which is expected to be recognized in 2023.

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Year Ended December 31,	
	2022	**2021**
Research and development expenses	$ 665,116	$ 397,248
General and administrative expenses	331,426	182,407
	$ 996,542	$ 579,655

9. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, stock-based compensation expense, research and development, other GAAP to tax differences, and net operating loss carryforwards. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $27,026,815 and $10,124,807, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2022	**2021**
Deferred tax assets (liabilities):		
Net operating loss carryforwards	$ 25,930,459	$ 9,431,263
Stock-based compensation	16,017	16,017
Research and development tax credit carryforwards	907,730	717,012
Depreciation timing difference	(24,665)	(39,485)
Lease liability	(81,576)	-
Cash to accrual	278,850	-
Valuation allowance	(27,026,815)	(10,124,807)
Net deferred tax assets (liabilities)	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2022 and 2021, cumulative losses through December 31, 2022, and no history of generating taxable income. Therefore, valuation allowances of $27,026,815 and $10,124,807 were recorded as of December 31, 2022 and 2021, respectively. Valuation allowance increased by $16,902,008 and $3,087,390 during the years ended December 31, 2022 and 2021, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $92,739,253 and $33,740,922, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2022 tax years remain open to examination.

10. RELATED PARTY TRANSACTIONS

In July 2022, the Company entered into a note receivable agreement with Future VC, LLC, a related party under common control, for a principal amount of $1,500,000. The note earns interest at 12% per annum and matures on the earlier of a) October 5, 2022 or b) at the closing of the next equity financing, at the Company's election. The note earns interest at 17% per annum on the outstanding principal balance of the note and on all unpaid interest from the date of default, payable on demand. The Company received repayments totaling $850,000 in 2022. As of December 31, 2022, the outstanding balance was $675,000, including $650,000 in principal and $25,000 in loan origination fees. Interest income recognized in 2022 amounted to $91,800, including $25,000 in loan origination fees. As of December 31, 2022, interest receivable was $66,800. The outstanding loan and related accrued interest receivable was included as a contra-equity on the consolidated balance sheet as the amounts are still outstanding as of the issuance date of these financial statements.

As of December 31, 2022 and 2021, the Company had accounts payable with related parties under common control and management of $397,788 and $0, respectively.

11. COMMITMENTS AND CONTINGENCIES

Leases

The Company's operating lease agreements include kitchen facilities, office, lab and leased materials and finance lease agreements include equipment used in building robotic units.

The balances for the operating and finance leases are presented as follows within the consolidated balance sheet:

	December 31,	
	2022	**2021**
Operating leases:		
Operating lease right of use assets, net	$ 4,714,470	$ -
Operating lease right of use liabilities, current portion	887,198	-
Operating lease right of use liabilities	3,887,988	-
Total operating lease liabilities	$ 4,775,186	$ -
Finance leases:		
Finance lease right of use assets, net	$ 5,799,640	$ -
Finance lease right of use liabilities, current portion	1,721,760	-
Finance lease right of use liabilities	3,727,051	-
Total finance lease liabilities	$ 5,448,811	$ -

The components of lease expenses are as follows within the consolidated statements of operations are as follows:

	Year Ended December 31,	
	2022	**2021**
Operating lease expense:		
Operating lease expense	$ 939,723	$ 275,554
Finance lease expense:		
Amortization of right of use assets (cost of net revenue)	$ 236,799	$ -
Amortization of right of use assets (general and administrative)	561,868	-
Interest on right of use liabilities	175,052	-
Total finance lease expense	973,719	-
Total lease expense	$ 1,913,442	$ 275,554

Supplemental cash flow information related to leases are as follows:

	Year Ended December 31,			
	2022		**2021**	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash outflows from operating leases	$	865,402	$	-
Operating cash outflows from finance leases (interest payments)	$	57,393	$	-
Financing cash outflows from finance leases	$	463,595	$	-
Operating lease right of use assets obtained in exchange for operating lease liabilities	$	5,492,907	$	-
Finance lease right of use assets obtained in exchange for finance lease liabilities	$	5,794,748	$	-
Finance lease right of use assets obtained in exchange for interim rent	$	803,559	$	-

Supplemental balance sheet information related to leases are as follows:

	December 31,	
	2022	**2021**
Weighted-average remaining lease term (in years)		
Operating leases	4.94	n/a
Finance leases	2.33	n/a
Weighted-average discount rate		
Operating leases	3.41%	n/a
Finance leases	12.12%	n/a

Maturities of lease liabilities as of December 31, 2022 are as follows:

Year Ended December 31,	Operating leases		Finance leases	
2023	$	1,036,458	$	2,373,661
2024		1,019,791		2,475,780
2025		1,040,832		1,884,580
2026		1,022,788		-
2027		807,126		-
Thereafter		284,670		-
Total minimum lease payments		5,211,665		6,734,021
Less: imputed interest		(436,479)		(1,285,210)
Total lease obligations		4,775,186		5,448,811
Less: Current portion		887,198		1,721,760
Long-term portion of lease obligations	$	3,887,988	$	3,727,051

During the year ended December 31, 2022, certain finance leased assets were installed at customer locations.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12. SUBSEQUENT EVENTS

On January 8, 2023, the Company filed its 8th Amended and Restated Certificate of Incorporation, which removed the features specified for preferred shares, such as the Series A to E preferred shares authorized, original issue price, conversion ratio and liquidation price.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On March 6, 2023, the Company filed a certificate of designation of Series A-1 Preferred Stock wherein 11,048,732 shares of authorized preferred stock are to be designated as Series A-1 Preferred Stock. The Series A-1 Original Issue Price shall mean $4.9779468. Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder, into such number of fully paid and nonassessable shares of Common Stock as determined by dividing the Series A-1 Original Issue Price by Series A-1 Conversion Price. Series A-1 Conversion Price shall initially be equal to Series A-1 Original Issue Price.

On March 10, 2023, the Company entered into a stock purchase agreement whereby the investor and the Company agrees to sell and issue 3,015,323 shares of Series A-1 Preferred Shares for a total purchase price of $15,000,000.

In April 2023, the Company issued 11,765 warrants to purchase Series E Preferred Sock with an exercise price of $4.25 per share. The warrants vest in tranches through February 2024.

Management has evaluated subsequent events through July 7, 2023, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.